SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 14D-1
                              Amendment No. 8
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                                Statement on
                                SCHEDULE 13D
                              Amendment No. 9
                 Under the Securities Exchange Act of 1934

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                             SEDGWICK GROUP PLC
                         (Name of Subject Company)

                      MARSH & McLENNAN COMPANIES, INC.
                                  (Bidder)

                    Ordinary Shares of 10 pence each and
             American Depositary Shares, each representing five
                      Ordinary Shares and evidenced by
                        American Depositary Receipts
                       (Title of Class of Securities)

                        815673108 (Ordinary Shares)
                   815673207 (American Depositary Shares)
                   (CUSIP Number of Class of Securities)

                            Gregory F. Van Gundy
                       General Counsel and Secretary
                        1166 Avenue of the Americas
                       New York, New York 10036-2774
                               (212) 345-5000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                                 Copies to:

           David J. Friedman                           Mark Rawlinson
          Michael E. Hatchard                            Freshfields
 Skadden, Arps, Slate, Meagher & Flom LLP              65 Fleet Street
            919 Third Avenue                       London EUY 1HS, England
       New York, New York 10022                     (011) 44-171-936-4000
            (212) 735-3000





            Marsh & McLennan Companies, Inc., a Delaware corporation ("Marsh & McLennan"), hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 4, 1998 relating to the offer to purchase (the "Ordinary Offer") all of the outstanding (a) ordinary shares of 10 pence each ("Sedgwick Shares") of Sedgwick Group plc ("Sedgwick") at a price of 225 pence in cash per Sedgwick Share and (b) American Depositary Shares of Sedgwick ("Sedgwick ADSs"), each representing five Sedgwick Shares and evidenced by American Depositary Receipts, at a price of (pound)11.25 in cash per Sedgwick ADS. This Amendment No. 8 to the
Schedule 14D-1 also constitutes Amendment No. 9 to the Schedule 13D of Marsh & McLennan with respect to Sedgwick Shares and Sedgwick ADSs filed with the Commission on September 3, 1998.

Item 6.     Interest in Securities of the Subject Company.

      Items 6(a) and (b) are hereby amended and supplemented by incorporation by reference of the following information:

      On November 3, 1998, Marsh & McLennan issued a press release which announced, among other things, that all remaining conditions to its Offers for Sedgwick have now been satisfied or, where permitted, waived and, accordingly, the Offers have been declared unconditional in all respects.

      Marsh & McLennan further announced that by 1:00 p.m. (London time), 8:00 a.m. (New York City time) on November 3, 1998 Marsh & McLennan had received valid acceptances of the Ordinary Offer for 467,302,263 Sedgwick Shares and 1,141,426 Sedgwick ADSs, representing in aggregate 473,009,393 Sedgwick Shares and 85.4 per cent of Sedgwick's issued share capital. As previously reported, Marsh & McLennan has also agreed during the Offer period to acquire 15,000,000 Sedgwick Shares, representing 2.7 per cent of Sedgwick's issued share capital which, when aggregated with the valid acceptances received, represent 488,009,393 Sedgwick Shares and 88.1 per cent of Sedgwick's issued share capital.

      Marsh & McLennan had also received valid acceptances of the offer for Sedgwick Convertible Bonds (the "Convertible Offer") for (pound)39,795,000 in nominal value of Sedgwick Convertible Bonds, representing 95.9 per cent of the nominal value of issued and Sedgwick Convertible Bonds.

Item 10.    Additional Information.

      Item 10(f) is hereby amended and supplemented by incorporation by reference of the following information:

      On November 3, 1998, Marsh & McLennan issued a press release which announced, among other things, that all remaining conditions to its Offers for Sedgwick have now been satisfied or, where permitted, waived and, accordingly, the Offers have been declared unconditional in all respects.

      Marsh & McLennan also announced that the Offers will remain open for acceptance until further notice. At least 14 calendar days' notice will be given before the Ordinary Offer or the Convertible Offer are closed. Marsh & McLennan, having received sufficient acceptances of the Convertible Offer, intends to apply the provisions of sections 428 to 430F of the Companies Act 1985 to acquire compulsorily the outstanding Sedgwick Convertible Bonds. A copy of the press release is filed herewith as Exhibit
(a)(20) and is incorporated by reference herein.

Item 11.    Material to be Filed as Exhibits.

      Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

      (a)(20)     Text of press release of Marsh & McLennan, dated
                  November 3, 1998.




                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              MARSH & McLENNAN COMPANIES, INC.


                              By: /s/ Gregory F. Van Gundy
                                 ------------------------------------
                                 Name:  Gregory F. Van Gundy
                                 Title: General Counsel and Secretary


Dated:  November 3, 1998




                               EXHIBIT INDEX


      (a)(20)     Text of press release of Marsh & McLennan, dated
                  November 3, 1998.